 1-A LIVE 0001775196 XXXXXXXX false false Acqusalut Inc. FL 2019 0001775196 7900 83-4309196 1 1 7135 Collins Ave No.624 Miami Beach FL 33141 3058658193 Indrajith Andrew Weeraratne Other 14552.00 0.00 0.00 0.00 14552.00 0.00 0.00 0.00 14552.00 14552.00 0.00 5078.00 0.00 -5078.00 0.00 0.00 Malone Bailey LLP Class A 4130000 NA None Class B 11000000 NA None 0 0 true true false Tier2 Audited Equity (common or preferred stock) N N N Y N N 100000000 4130000 0.2000 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 Malone Bailey LLP 3500.00 Clifford Hunt 4000.00 0.00 All States 7000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true